Exhibit 12.1

Ratio of Earnings to Fixed Charges for the Years Ended:

	2013	2012	2011	2010	2009
Loss before tax	$(169,421)	$(170,068)	$(66,610)	$(250,090)	$(31,507)
Fixed charges	34,506	18,302	99	36	2,852

Adjusted loss	(134,915)	(151,766)	(66,511)	(250,054)	(28,655)

Fixed Charges:
Interest expense	34,179	18,091	1	19	2,832
Interest expense on rent	327	211	98	17	20

Total fixed charges	34,506	18,302	99	36	2,852

Ratio of earnings to fixed charges (1)	—	—	—	—	—

Coverage deficiency	(169,421)	(170,068)	(66,610)	(250,090)	(31,507)

(1)	Our earnings were insufficient to cover fixed charges in each of the five years ended December 31, 2013 and accordingly, ratios are not presented.